EXHIBIT (12)

Computation of Ratios of Earnings to Fixed Charges and
Earnings to Combined Fixed Charges and Preferred Stock Dividend
Requirements

                                        Year ended December 31, 1998
                           1998        1997        1996        1995       1994
Income before provision
for income taxes
 And fixed charges    $63,261,581 $54,880,632 $49,713,981 $45,769,091 $44,293,156
 (Note A)
Fixed charges:
 Interest on first
  mortgage bonds      $17,012,160 $15,704,380 $14,014,643 $14,026,176 $12,190,405
 Amortization of debt
  discount and Expense
  less premium            861,673     888,662     866,921     832,488     766,238
 Interest on short-term   968,954   1,421,824     678,890     502,723     710,910
  debt
 Other interest            37,877      58,072     276,880     280,497     239,916
 Rental expense
  representative of an
  Interest factor         157,579     164,715     127,440     119,380     118,587
   (Note B)
    Total fixed
      charges         $19,038,243 $18,237,653 $15,964,774 $15,761,264 $14,026,056

Preferred stock  dividend
requirements:
 Preferred stock
 dividend requirements
  Not deductible for
   tax purposes        $ 2,334,444 $ 2,338,304 $ 2,338,304 $ 2,338,304 $ 1,484,992
Ratio of income before
 provision for Income
 taxes to net income         1.561       1.540       1.531       1.516       1.538
income
Nondeductible dividend   3,644,067   3,600,988   3,579,943   3,544,869   2,283,918
 requirements
Deductible dividends        78,036      78,036      78,036      78,036      78,036
Total preferred stock
 Dividend requirements $ 3,722,103 $ 3,679,024 $ 3,657,979 $ 3,622,905 $ 2,361,954
Total combined fixed
 charges and Preferred
 stock dividend
 requirements          $22,760,346 $21,916,677 $19,622,753 $19,384,169 $16,388,010

Ratio of earnings to          3.32        3.01        3.11        2.90        3.16
 fixed charges

Ratio of earnings to
 combined fixed charges
 And  preferred  stock        2.78        2.50        2.53        2.36        2.70
 dividend requirements
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<footnote>
NOTE A:  For the purpose of determining earnings in the calculation of the ratio, net income has been increased by the provision for income taxes, non-operating income taxes and by the sum of fixed charges as shown above.

NOTE B: One-third of rental expense (which approximates the interest factor).